Sorrento Therapeutics, Inc.
4955 Directors Place
San Diego, California 92121

January 17, 2020

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, DC 20549

Attention: Tim Buchmiller
Celeste Murphy, Legal Branch Chief

Re: Sorrento Therapeutics, Inc.
Amendment No. 2 to Registration Statement on Form S-3
Filed January 7, 2020
File No. 333-234869

Ladies and Gentlemen:

This letter responds to the oral comment of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided by Tim Buchmiller of the Staff to Jeff Hartlin of Paul Hastings LLP on January 15, 2019 (the “Oral Comment”) relating to the Amendment No. 2 to Registration Statement on Form S-3, filed on January 7, 2020 (File No. 333-234869) (as amended, the “Registration Statement”) by Sorrento Therapeutics, Inc., a Delaware corporation (the “Company”).

Set forth below is a summary of the Staff’s Oral Comment (in bold italics) and the Company’s response thereto.

Registration Statement on Form S-3 filed January 7, 2020, page 4

1.Please revise your disclosures in the “Risk Factors” to remove the statement, “There is uncertainty as to whether a court would enforce this provision with respect to claims under the Securities Act.”

The Company acknowledges the Oral Comment and respectfully advises the Staff that it has revised the Registration Statement in an Amendment No. 3 (the “Amendment No. 3”) and is filing the Amendment No. 3 with the Commission concurrently with the submission of this letter. The Amendment No. 3 incorporates the revisions proposed in the Company’s letter to the Commission, dated January 13, 2020, and the revision requested in the Oral Comment.

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U.S. Securities and Exchange Commission
January 17, 2020

Please contact me if you have any further comments or need additional information with respect to the filing. The Company’s future filings will reflect the responses set forth in this letter, as applicable.

Thank you for your assistance.

Very truly yours,

SORRENTO THERAPEUTICS, INC.

By: /s/ Henry Ji, Ph.D.
Name: Henry Ji, Ph.D.
Title: President and Chief Executive Officer

cc: Jeffrey T. Hartlin, Paul Hastings LLP